BAKER & MCKENZIE
貝克・麥堅時律師事務所
[redacted]

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR
香港中環
夏慤道10號
和記大廈14樓
Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

September 1, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 28, 2008, copies of which are enclosed with this letter (a list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Ingrid Ling / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on August 28, 2008

1. Announcement of the Unaudited Interim Results for the Six Months Ended 30 June 2008, published by the Company, released on August 29, 2008

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02006)

Announcement of the unaudited interim results for the six months ended 30 June 2008

FINANCIAL SUMMARY

	Six months ended 30 June 2008 ***(RMB'000)***	Six months ended 30 June 2007 *(RMB'000)*	Increase/ (Decrease) *(%)*
Revenue	**1,657,302**	1,483,791	11.7%
Operating profit	**317,444**	455,398	(30.3)%
Profit attributable to the shareholders of the Company	**177,459**	294,712	(39.8)%
Earnings per share (expressed in RMB cents per share)	**3.89**	6.46	(39.8)%

SUMMARY OF RESULTS

The Board is pleased to announce the unaudited consolidated interim results of the Group for the Period. The interim results have been reviewed by the audit committee of the Company. As at 30 June 2008, profit attributable to the shareholders of the Company decreased by approximately 39.8% and earnings per share decreased by 39.8% to RMB3.89 cents against same period in 2007. Excluding one-off gain from the disposal of shares (the Period: approximately RMB46,432,000; same period in 2007: approximately RMB208,681,000), operating profit was approximately RMB271,012,000, increased by 9.85% against same period in 2007.

Unaudited condensed consolidated interim balance sheet

	Note	As at 30 June 2008 RMB'000	As at 31 December 2007 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment	5	**5,172,714**	4,922,886
Land use rights	5	**1,104,850**	1,073,274
Intangible assets	5	**19,769**	19,265
Investments in associates		**305,724**	349,596
Available-for-sale financial assets		**2,376,338**	4,831,463
Deferred income tax assets		**54,410**	50,005
		9,033,805	11,246,489
Current assets			
Inventories		**50,530**	57,649
Trade and other receivables	6	**478,994**	389,478
Restricted cash		**255,448**	190,644
Cash and cash equivalents		**1,405,388**	1,943,291
		2,190,360	2,581,062
Total assets		**11,224,165**	13,827,551

	Note	As at 30 June 2008 RMB'000	As at 31 December 2007 RMB'000
EQUITY			
Capital and reserves attributable to the shareholders of the Company			
Share capital	1	**4,565,000**	4,565,000
Reserves			
— Proposed dividend	14	**—**	136,950
— Others		**2,779,122**	3,686,943
		7,344,122	8,388,893
Minority interests		**1,732,234**	2,508,714
Total equity		**9,076,356**	10,897,607
LIABILITIES			
Non-current liabilities			
Borrowings	9	**373,186**	430,968
Deferred income tax liabilities		**670,799**	1,284,477
		1,043,985	1,715,445
Current liabilities			
Trade and other payables	8	**948,696**	1,029,991
Income tax payable		**74,128**	113,508
Borrowings	9	**81,000**	71,000
		1,103,824	1,214,499
Total liabilities		**2,147,809**	2,929,944
Total equity and liabilities		**11,224,165**	13,827,551
Net current assets		**1,086,536**	1,366,563
Total assets less current liabilities		**10,120,341**	12,613,052

Unaudited condensed consolidated interim income statement
For the six months ended 30 June 2008

		Six months ended 30 June	
		2008	**2007**
	Note	***RMB'000***	*RMB'000*
Revenue	4(a)	**1,657,302**	1,483,791
Cost of sales	11	**(1,128,933)**	(951,267)
Gross profit		**528,369**	532,524
Other income	10	**155,010**	267,127
Selling and marketing expenses	11	**(73,600)**	(77,603)
Administrative expenses	11	**(277,942)**	(253,802)
Other expenses		**(14,393)**	(12,848)
Operating profit		**317,444**	455,398
Finance costs		**(19,486)**	(67,344)
Share of results of associates		**41,716**	43,276
Profit before income tax		**339,674**	431,330
Income tax expense	12	**(63,668)**	(37,900)
Profit for the period		**276,006**	393,430
Attributable to:			
Shareholders of the Company		**177,459**	294,712
Minority interests		**98,547**	98,718
		276,006	393,430
Earnings per share for profit attributable to the shareholders of the Company for the period (expressed in RMB cents per share) — basic and diluted	13	**3.89**	6.46
Dividends	14	**—**	—

Unaudited condensed consolidated interim statement of changes in equity
For the six months ended 30 June 2008

		Attributable to the shareholders of the Company				
	Note 7	Share capital RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Minority interests RMB'000	Total Equity RMB'000
Balance at 1 January 2008		4,565,000	3,465,963	357,930	2,508,714	10,897,607
Profit for the period		—	—	177,459	98,547	276,006
Fair value gains on available-for-sale financial assets — gross	(v)	—	(1,400,608)	—	(1,006,038)	(2,406,646)
Disposal of available-for-sale financial assets		—	(46,432)	—	—	(46,432)
Fair value gains on available-for-sale financial assets — tax		—	361,760	—	251,510	613,270
Dividends to minority interests		—	—	—	(120,499)	(120,499)
Dividends declared		—	—	(136,950)	—	(136,950)
Balance at 30 June 2008		4,565,000	2,380,683	398,439	1,732,234	9,076,356
Balance at 1 January 2007		4,565,000	1,438,140	138,163	991,902	7,133,205
Profit for the period		—	—	294,712	98,718	393,430
Redemption from minority interests	(vi)	—	5,302	—	(5,302)	—
Fair value gains on available-for-sale financial assets — gross	(v)	—	575,600	—	22,117	597,717
Disposal of available-for-sale financial assets		—	(195,623)	—	(13,058)	(208,681)
Fair value gains on available-for-sale financial assets — tax		—	(94,994)	—	(2,265)	(97,259)
Addition for jointly controlled entities becoming subsidiaries *(note 5(a))*		—	—	—	68,717	68,717
Dividends to minority interests		—	—	—	(106,460)	(106,460)
Dividends declared		—	—	(118,690)	—	(118,690)
Balance at 30 June 2007		4,565,000	1,728,425	314,185	1,054,369	7,661,979

Unaudited condensed consolidated interim cash flow statement
For the six months ended 30 June 2008

		Six months ended 30 June	
		2008	2007
	Note	*RMB'000*	*RMB'000*
Cash flows from operating activities:			
Cash generated from operations		**292,422**	152,926
Interest paid		**(18,885)**	(41,782)
Income tax paid		**(107,861)**	(93,335)
Net cash generated from operating activities		**165,676**	17,809
Cash flows from investing activities:			
Cash inflow from jointly controlled entities becoming subsidiaries	5(a)	**—**	16,911
Proceeds from disposal of a subsidiary		**—**	55,748
Cash outflow from a jointly controlled entity classified as held for sale	5(b)	**—**	(2,008)
Proceeds from disposal of an investment in associates		**5,723**	—
Purchase of property, plant and equipment		**(496,110)**	(395,815)
Proceeds from disposal of property, plant and equipment		**3,255**	1,370
Purchase of intangible assets		**(901)**	(350)
Purchase of land use rights		**(45,024)**	—
Decrease in long-term bank deposits		**—**	24,005
Loans granted to related parties		**(7,720)**	(105,790)
Loan repayments received from related parties		**18,000**	38,653
Interest received		**13,067**	21,181
Dividends received		**64,675**	51,388
Proceeds from disposal of available-for-sale financial assets		**47,581**	219,405
Net cash used in investing activities		**(397,454)**	(75,302)
Cash flows from financing activities:			
Payments of issuing expenses		**—**	(58,477)
Proceeds from bank borrowings		**12,245**	41,346
Repayments of bank borrowings		**(58,245)**	(1,263,318)
Dividends paid to the shareholders of the Company		**(136,950)**	(118,690)
Dividends paid to minority interests		**(120,499)**	(97,298)
Payments of a subsidiary to China Securities Depository and Clearing Corporation Limited for dividend distribution		**—**	(82,893)
Increase/(decrease) in deposits from related parties		**846**	(11,976)
Net cash used in financing activities		**(302,603)**	(1,591,306)
Decrease in cash and cash equivalents		**(534,381)**	(1,648,799)
Cash and cash equivalents at beginning of the period		**1,943,291**	3,516,893
Exchange losses on cash and cash equivalents		**(3,522)**	(34,571)
Cash and cash equivalents at end of the period		**1,405,388**	1,833,523

Notes to the unaudited condensed consolidated interim financial statements

1 GENERAL INFORMATION

Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company"), formerly known as Shanghai New Asia (Group) Company, was established on 16 June 1995 as a wholly state-owned company with limited liability and has been directly under the administration and control of the State-Owned Assets Supervision and Administration Commission of Shanghai Municipal Government ("Shanghai SASAC") or its predecessors. Pursuant to an enterprise reorganisation in June 2003, the Company was designated by Shanghai SASAC as a wholly-owned subsidiary of Jin Jiang International Holdings Company Limited ("Jin Jiang International"), which is also a wholly state-owned company directly under the administration and control of Shanghai SASAC. In September 2005, Jin Jiang International allocated its 5% equity interest in the Company to its wholly-owned subsidiary, Shanghai Jin Jiang International Investment and Management Company Limited (formerly known as Shanghai Huating Group Company Limited).

On 11 January 2006, the Company's name was changed to its current name and the Company was converted into a joint stock limited company under the Company Law of the People's Republic of China (the "PRC" or "Mainland China") by converting its paid-in capital and reserves of Renminbi ("RMB") 3,300,000,000 on 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

On 15 December 2006 and 20 December 2006, a total of 1,265,000,000 ordinary shares of RMB1 per share newly issued by the Company through a public offer in Hong Kong and an international placing was listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing"). Accordingly, the share capital of the Company was increased to RMB4,565,000,000.

The address of the Company's registered office is Room 316–318, No. 24, Yang Xin Road East, Shanghai, PRC.

The Company and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in investment and operation of hotels and related businesses (the "Hotel Related Businesses") in Mainland China.

These unaudited condensed consolidated interim financial statements were approved for issue by the board (the "Board") of directors of the Company on 29 August 2008.

2 BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Group for the six months ended 30 June 2008 have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The unaudited condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2007, which were prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by HKICPA.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 31 December 2007, as described in those annual financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2008 but are not currently relevant for the Group.

HK(IFRIC) — Int 11	HKFRS 2 — Group and treasury share transactions
HK(IFRIC) — Int 12	Service concession arrangements
HK(IFRIC) — Int 14	HKAS 19 — the limit on a defined benefit asset, minimum funding requirements and their interaction

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2008 and have not been early adopted.

HKFRS 8	Operating segments
HKAS 23 (amendment)	Borrowing costs
HKFRS 2 (amendment)	Share-based payment
HKFRS 3 (amendment)	Business combinations
HKAS 1 (amendment)	Presentation of financial statements
HKAS 32 (amendment)	Financial instruments: presentation
HK(IFRIC) — Int 13	Customer loyalty programmes
HKFRS 1 and HKAS 27 (amendment)	Cost of an investment in a subsidiary, jointly controlled entity or associate

The unaudited condensed consolidated interim financial statements include the unaudited interim financial statements of the Company and all of its subsidiaries made up to 30 June 2008.

4 TURNOVER AND SEGMENT INFORMATION

During the six months ended 30 June 2008, the Group's Hotel Related Businesses were organized into four main business segments in Mainland China and Hong Kong:

(1) Star-rated hotel operation: ownership and operation of star-rated hotels; and

(2) Jin Jiang Inn Budget Hotels: operation of self-owned budget hotels and franchising to budget hotels owned by other parties; and

(3) Star-rated hotel management: provision of hotel management services to star-rated hotels owned by the Group or other parties; and

(4) Food and restaurants (previously known as "Restaurants"): operation of fast food or upscale restaurants, moon cake production and related investments.

Other businesses of the Group under the Hotel Business mainly including financial services, training and education, and other intra-group activities unable to be allocated to any business segment are shown in the segment of "Others".

With the expansion of the Group's restaurant operation in 2007, the segment of "Restaurants" was renamed to "Food and restaurants" and absorbed moon cake production from the segment of "Others".

(a) **Turnover**

The Group's revenue which represents turnover for the six months ended 30 June 2008 is as follows:

	Six months ended 30 June	
	2008	**2007**
	RMB'000	*RMB'000*
Star-rated hotel operation		
— Accommodation revenue	**624,585**	668,877
— Food and beverage sales	**382,280**	351,559
— Rendering of ancillary services	**58,354**	62,976
— Rental revenue	**71,627**	57,902
— Sales of hotel supplies	**25,516**	21,595
	1,162,362	1,162,909
Jin Jiang Inn Budget Hotels	**443,732**	279,100
Star-rated hotel management	**26,866**	22,630
Food and restaurants/Restaurants	**9,381**	4,248
Others	**14,961**	14,904
	1,657,302	1,483,791

(b) Primary reporting format — business segments

The segment results for the six months ended 30 June 2008 are as follows:

	Star-rated hotel operation *RMB'000*	Jin Jiang Inn Budget Hotels *RMB'000*	Star-rated hotel management *RMB'000*	Food and restaurants *RMB'000*	Others *RMB'000*	Group *RMB'000*
External sales *(note 4(a))*	1,162,362	443,732	26,866	9,381	14,961	1,657,302
Inter-segment sales	55,762	6,496	20,912	—	31,178	114,348
Total gross segment sales	1,218,124	450,228	47,778	9,381	46,139	1,771,650
Other income *(note 10)*	67,089	2,829	114	34,366	50,612	155,010
Operating profit	149,215	38,105	31,064	29,863	69,197	317,444
Finance costs						(19,486)
Share of results of associates	2,564	—	—	39,879	(727)	41,716
Profit before income tax						339,674
Income tax expense *(note 12)*						(63,668)
Profit for the period						276,006
Other segment items are as follows:						
Capital expenditure *(note 5)*	166,844	352,705	181	208	182	520,120
Depreciation *(note 5)*	151,541	67,234	257	913	790	220,735
Amortization of land use rights *(note 5)*	10,533	2,862	—	30	23	13,448
Amortization of intangible assets *(note 5)*	181	216	—	—	—	397
Provision for trade and other receivables *(note 11)*	18	2	—	—	—	20

The segment results for the six months ended 30 June 2007 are as follows:

	Star-rated hotel operation *RMB'000*	Jin Jiang Inn Budget Hotels *RMB'000*	Star-rated hotel management *RMB'000*	Food and restaurants *RMB'000*	Others *RMB'000*	Group *RMB'000*
External sales *(note 4(a))*	1,162,909	279,100	22,630	4,248	14,904	1,483,791
Inter-segment sales	54,765	8,947	22,969	—	26,782	113,463
Total gross segment sales	1,217,674	288,047	45,599	4,248	41,686	1,597,254
Other income *(note 10)*	212,853	2,439	279	25,572	25,984	267,127
Operating profit	343,971	18,552	26,730	24,582	41,563	455,398
Finance costs						(67,344)
Share of results of associates	10,410	—	(33)	35,511	(2,612)	43,276
Profit before income tax						431,330
Income tax expense *(note 12)*						(37,900)
Profit for the period						393,430
Other segment items are as follows:						
Capital expenditure *(note 5)*	154,822	274,621	87	3,479	983	433,992
Depreciation *(note 5)*	139,589	36,897	181	837	889	178,393
Amortization of land use rights *(note 5)*	12,718	1,940	—	—	53	14,711
Amortization of intangible assets *(note 5)*	118	115	—	—	—	233
Provision for trade and other receivables *(note 11)*	94	2	—	—	—	96

The segment assets and liabilities as at 30 June 2008 are as follows:

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Food and restaurants RMB'000	Others RMB'000	Group RMB'000
Segment assets	5,765,854	2,421,060	163,477	205,866	2,362,184	10,918,441
Investments in associates	84,049	—	—	215,631	6,044	305,724
Total assets	5,849,903	2,421,060	163,477	421,497	2,368,228	11,224,165
Total liabilities	1,204,476	343,916	18,863	35,388	545,166	2,147,809

The segment assets and liabilities as at 31 December 2007 are as follows:

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Food and restaurants RMB'000	Others RMB'000	Group RMB'000
Segment assets	6,360,216	2,385,825	178,150	184,880	4,368,884	13,477,955
Investments in associates	79,098	—	—	258,086	12,412	349,596
Total assets	6,439,314	2,385,825	178,150	442,966	4,381,296	13,827,551
Total liabilities	1,470,206	360,475	24,279	30,400	1,044,584	2,929,944

Unallocated costs which mainly represent corporate expenses are included in the segment of "Others". Other income in the segment of "Star-rated hotel operation" for the six months ended 30 June 2008 mainly includes gain on disposal of available-for-sale financial assets of RMB46,432,000 (for the six months ended 30 June 2007: RMB183,622,000).

Segment assets consist primarily of property, plant and equipment, land use rights, available-for-sale financial assets, deferred income tax assets, inventories, receivables and operating cash. They also include goodwill recognized arising from acquisition of subsidiaries relating to respective segments.

Segment liabilities comprise operating liabilities.

Capital expenditure comprises additions to property, plant and equipment (note 5), land use rights (note 5) and intangible assets (note 5).

(c) Secondary reporting format — geographical segments

No geographical segment information is presented as more than 90% of the Group's turnover and contribution to operation is attributable to Mainland China market and more than 90% of the Group's assets are located in Mainland China, which is considered as one geographic location with similar risks and returns.

5 PROPERTY, PLANT AND EQUIPMENT, LAND USE RIGHTS AND INTANGIBLE ASSETS

	Property, plant and equipment *RMB'000*	Land use rights *RMB'000*	Intangible assets *RMB'000*
Cost			
At 1 January 2008	7,567,223	1,166,468	21,213
Additions	474,195	45,024	901
Disposals	(32,668)	—	—
At 30 June 2008	8,008,750	1,211,492	22,114
At 1 January 2007	6,821,691	1,128,556	20,161
Additions	396,494	37,148	350
Addition for jointly controlled entities becoming subsidiaries (a)	58,717	21,996	—
Transfer out of a jointly controlled entity classified as assets held for sale (b)	(108,626)	(2,288)	—
Disposals	(19,192)	—	(59)
At 30 June 2007	7,149,084	1,185,412	20,452
Accumulated depreciation, amortization and impairment			
At 1 January 2008	(2,644,337)	(93,194)	(1,948)
Depreciation and amortization charge for the period *(note 11)*	(220,735)	(13,448)	(397)
Disposals	29,036	—	—
At 30 June 2008	(2,836,036)	(106,642)	(2,345)
At 1 January 2007	(2,371,735)	(67,129)	(1,250)
Depreciation and amortization charge for the period *(note 11)*	(178,393)	(14,711)	(233)
Transfer out of a jointly controlled entity classified as assets held for sale (b)	46,208	81	—
Disposals	17,161	—	20
At 30 June 2007	(2,486,759)	(81,759)	(1,463)
Net book amount			
At 30 June 2008	5,172,714	1,104,850	19,769
At 30 June 2007	4,662,325	1,103,653	18,989

(a) In early 2007, the Group obtained the control over Shanghai Jianguo Hotel Company Limited and Hotel Sofitel Hyland Shanghai Company Limited without change of its share of equity interests and accordingly accounted for the two companies as subsidiaries.

(b) Jiu Long Hotel was a jointly controlled entity of the Company which held 55% equity interest as at 1 January 2007. On 23 May 2007, the Company submitted to Shanghai United Assets and Equity Exchange information on the proposed transfer of its 44% equity interest in Jiu Long Hotel. Accordingly, the 44% equity interest in Jiu Long Hotel was classified as assets held for sale as at 30 June 2007.

(c) Property, plant and equipment of the Group with net book amount of approximately RMB336,961,333 (31 December 2007: approximately RMB341,735,000) was pledged as securities for the Group's borrowings (note 9).

6 TRADE AND OTHER RECEIVABLES

	At 30 June 2008 RMB'000	At 31 December 2007 RMB'000
Trade receivables	**88,488**	85,910
Less: provision for impairment of trade receivables	**(5,123)**	(5,133)
Trade receivables — net	**83,365**	80,777
Amounts due from related parties *(note 16(b))*	**169,988**	144,756
Prepayments and deposits	**151,093**	138,114
Dividends receivables	**57,322**	—
Loans to third parties	**102**	2,632
Others	**21,892**	27,923
Less: provision for impairment of other receivables	**(4,768)**	(4,724)
Other receivables — net	**395,629**	308,701
	478,994	389,478

The majority of the Group's sales are retail sales and no credit terms are granted. For certain corporate or travel agency customers, the sales are made with credit terms from 30 to 90 days generally. Ageing analysis of trade receivables at respective balance sheet dates are as follows:

	At 30 June 2008 RMB'000	At 31 December 2007 RMB'000
Current to 3 months	**73,637**	73,426
3 months to 1 year	**11,273**	8,572
Over 1 year	**3,578**	3,912
	88,488	85,910

Provision for impairment of trade receivables over 1 year is approximately RMB3,558,000 (31 December 2007: approximately RMB3,586,000).

The creation and usage of provision for impaired receivables have been included in "Administrative expenses" in the unaudited condensed consolidated interim income statement (note 11).

The carrying amount of trade and other receivables approximate their fair value.

7 RESERVES

	Other reserves							
	Capital surplus (i) RMB'000	Statutory and discretionary Surplus reserve (ii) RMB'000	Financial institution general reserve (iii) RMB'000	Merger reserve (iv) RMB'000	Available-for-sales financial assets (v) RMB'000	Total RMB'000	Retained earnings RMB'000	Total RMB'000
At 1 January 2008	1,771,707	300,986	1,000	(585,291)	1,977,561	3,465,963	357,930	3,823,893
Profit for the period	—	—	—	—	—	—	177,459	177,459
Fair value gains on available-for-sale financial assets — gross (v)	—	—	—	—	(1,400,608)	(1,400,608)	—	(1,400,608)
Disposal of available-for-sale financial assets	—	—	—	—	(46,432)	(46,432)	—	(46,432)
Fair value gains on available-for-sale financial assets — tax	—	—	—	—	361,760	361,760	—	361,760
Dividends declared	—	—	—	—	—	—	(136,950)	(136,950)
At 30 June 2008	1,771,707	300,986	1,000	(585,291)	892,281	2,380,683	398,439	2,779,122
At 1 January 2007	1,766,405	257,026	—	(585,291)	—	1,438,140	138,163	1,576,303
Profit for the period	—	—	—	—	—	—	294,712	294,712
Redemption from minority interests (vi)	5,302	—	—	—	—	5,302	—	5,302
Fair value gains on available-for-sale financial assets — gross (v)	—	—	—	—	575,600	575,600	—	575,600
Disposal of available-for-sale financial assets	—	—	—	—	(195,623)	(195,623)	—	(195,623)
Fair value gains on available-for-sale financial assets — tax	—	—	—	—	(94,994)	(94,994)	—	(94,994)
Dividends declared	—	—	—	—	—	—	(118,690)	(118,690)
At 30 June 2007	1,771,707	257,026	—	(585,291)	284,983	1,728,425	314,185	2,042,610

(i) Capital surplus represents premium arising from the shareholders' contribution in excess of paid-in capital or from the issue of shares at a price in excess of their par value per share.

(ii) Pursuant to the Company Law of Mainland China and the articles of association of certain group companies, the Company and its subsidiaries in Mainland China are required to transfer 10% of its net profit, as determined under Mainland China accounting regulations, to statutory surplus reserve until the fund aggregates to 50% of their share capital; after the transfer of statutory surplus reserves, the Company and its subsidiaries in Mainland China can appropriate profit, subject to respective shareholders' approval, to discretionary surplus reserve.

The transfer to statutory and discretionary reserves must be made before distribution of dividends to the shareholders. These reserves shall only be used to make up previous years' losses, to expand production operations, or to increase the capital of the respective company. The Company and its subsidiaries in Mainland China may transfer their respective statutory surplus reserve into share capital, provided that the balance of the statutory surplus reserve after such transfer is not less than 25% of the registered capital.

(iii) The financial institution general provision represents the provision for impairment losses made by a financial institution and subsidiary of the Group. Pursuant to Caijin [2005] No. 49 "Measures on General Provision for Bad and Doubtful Debts for Financial Institutions" issued by Ministry of Finance of PRC, financial institutions are required to maintain an adequate provision for impairment losses against their risk assets as defined. In addition to the specific provision for impairment losses, financial institutions are required to establish and maintain a general provision within shareholders' equity, through the appropriation of income to address unidentified potential impairment losses, and the general provision should not be less than 1% of the aggregate amount of risk assets as defined by this policy. The required provision level is to be achieved within a maximum of 5 years.

(iv) Merger reserve represents the net effect arising from the application of merger accounting for business combinations in accordance with the Accounting Guideline No. 5 "Merger Accounting for Common Control Combination" issued by the HKICPA resulting from transactions among entities under common control. It includes (1) the paid-in capital of the transfer-in companies under common control and their retained earnings/(accumulated losses) before acquisitions by Jin Jiang International, which were credited/(debited) to merger reserve and (2) the considerations and other settlements paid by the Group to obtain the interests in these companies, which were debited to merger reserve.

(v) Reserve on available-for-sale financial assets represents the changes in fair value, net of tax, on available-for-sale financial assets through equity.

(vi) Redemption from minority interests represents the payment in shares received from other A share non-public shareholders of Jin Jiang Hotels Development in the six months ended 30 June 2007 for their considerations in the share merger reform that the Group gave away for free 4.85% shares in Jin Jiang Hotels Development to other A share public shareholders in 2006. Accordingly, such transfer is treated as a transaction between shareholders and accordingly the previous respective share of net assets given away is recorded as a reduction of capital surplus and the redemptive share of net assets is recorded as an addition of capital surplus.

8 TRADE AND OTHER PAYABLES

	At 30 June 2008 *RMB'000*	At 31 December 2007 *RMB'000*
Trade payables	**150,519**	148,618
Payables for purchases of property, plant and equipment	**161,375**	183,290
Amounts due to related parties *(note 16(b))*	**90,072**	89,036
Salary and welfare payables	**194,471**	224,874
Other taxes payable	**49,980**	53,382
Accrued expenses	**20,297**	13,819
Advances from customers and buyers	**150,239**	157,884
Deposits from lessees and constructors	**60,590**	72,301
Others	**71,153**	86,787
	948,696	1,029,991

Ageing analysis of trade payables at respective balance sheet dates are as follows:

	At 30 June 2008 *RMB'000*	At 31 December 2007 *RMB'000*
Current to 3 months	**120,001**	115,317
3 months to 1 year	**22,858**	30,653
Over 1 year	**7,660**	2,648
	150,519	148,618

9 BORROWINGS

	At 30 June 2008 *RMB'000*	At 31 December 2007 *RMB'000*
Borrowings included in non-current liabilities:		
Bank borrowings — secured	**240,750**	240,750
Bank borrowings — unsecured	**177,436**	215,218
	418,186	455,968
Less: current portion of long-term secured bank borrowings	**(45,000)**	(25,000)
	373,186	430,968
Borrowings included in current liabilities:		
Bank borrowings — secured	**11,000**	11,000
Bank borrowings — unsecured	**25,000**	35,000
Current portion of long-term secured bank borrowings	**45,000**	25,000
	81,000	71,000

As at 30 June 2008, bank borrowings of approximately RMB251,750,000 (31 December 2007: approximately RMB251,750,000) were secured by property, plant and equipment of the Group with net book amount of approximately RMB336,961,333 (31 December 2007: approximately RMB341,735,000) (note 5(c)).

All the bank borrowings were from state-owned banks (note 16(d)).

Movements in borrowings is analysed as follows:

	Six months ended 30 June	
	2008 *RMB'000*	2007 *RMB'000*
At beginning of the period	**501,968**	1,968,986
Proceeds from borrowings	**12,245**	41,346
Addition for jointly controlled entities becoming subsidiaries *(note 5(a))*	**—**	13,167
Repayments of borrowings	**(58,245)**	(1,263,318)
Foreign exchange gain	**(1,782)**	(1,321)
At end of the period	**454,186**	758,860

10 OTHER INCOME

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Gain on disposal of available-for-sale financial assets	**46,432**	208,681
Dividend income		
— Unlisted	**35,514**	31,444
— Listed	**59,905**	3,962
	95,419	35,406
Interest income	**11,107**	21,219
Subsidy income	**1,970**	1,821
Gain on disposal of an investment in associates	**82**	—
	155,010	267,127

11 EXPENSES BY NATURE

Expenses included in cost of sales, selling and marketing expenses and administrative expenses are analyzed as follows:

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Cost of inventories sold	**220,435**	190,548
Employee benefit expense	**484,646**	417,611
Utility cost and consumables	**198,451**	171,317
Business tax, property tax and other tax surcharges	**129,055**	101,944
Operating leases		
— machinery	**1,854**	197
— land and buildings	**66,280**	36,731
	68,134	36,928
Depreciation of property, plant and equipment *(note 5)*	**220,735**	178,393
Amortization of land use rights *(note 5)*	**13,448**	14,711
Amortization of intangible assets *(note 5)*	**397**	233
Repairs and maintenance	**34,212**	25,789
Provision for impairment of trade and other receivables	**20**	96

12 INCOME TAX EXPENSE

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Mainland China current income tax ("CIT")	**68,481**	95,981
Hong Kong profits tax	**—**	—
Deferred income tax		
— Effect of change of tax rates	**—**	(48,212)
— Effect of change in temporary difference	**(4,813)**	(9,869)
	(4,813)	(58,081)
	63,668	37,900

Provision for Mainland China CIT is calculated based on the statutory income tax rate of 25% on the assessable income of Group companies operating in Mainland China during the six months ended 30 June 2008 (the six months ended 30 June 2007: 33%) as determined in accordance with the Corporate Income Tax Law of PRC (the "New CIT Law") and the Detail Implementation Regulations ("DIR") except for as described below.

The Company, Jin Jiang Hotels Development, Shanghai Jin Jiang International Hotel Investment Company Limited, Jin Jiang International Hotel Management Company Limited, Shanghai New Asia Café de Coral Company Limited, Shanghai Jinhua Hotel Co., Ltd. and Shanghai Jin Jiang Tomson Hotel Company Limited were registered in Shanghai Pudong New Area and approved to be entitled to the preferential income tax rate of 15% during the six months ended 30 June 2007. The CIT rate applicable to these companies for the six months ended 30 June 2008 is adjusted in accordance with the New CIT Law and DIR.

Hong Kong profits tax is provided at a rate of 16.5% on the estimated assessable profits of Group's subsidiary in Hong Kong during the six months ended 30 June 2008 (the six months ended 30 June 2007: 17.5%).

13 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit attributable to the shareholders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June	
	2008	2007
Profit attributable to the shareholders of the Company *(RMB'000)*	**177,459**	294,712
Weighted average number of ordinary shares in issue *(thousands)*	**4,565,000**	4,565,000
Basic earnings per share *(RMB cents)*	**3.89**	6.46

As there are no potentially dilutive securities, there is no difference between the basic and diluted earnings per share.

14 DIVIDENDS

A 2007 final dividend of RMB3.0 cents (2006 final dividend: RMB2.6 cents) per share, totalling RMB136,950,000 (2006 final dividend: RMB118,690,000) was paid in June 2008. The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2008 (six months ended 30 June 2007: nil).

15 COMMITMENTS

(a) Capital commitments

Capital expenditure at 30 June 2008 but not yet incurred is as follows:

	At 30 June 2008 *RMB'000*	At 31 December 2007 *RMB'000*
Acquisition of property, plant and equipment — contracted but not provided for	**126,195**	311,459

Besides, the Group committed to acquire a hotel property in the north-western region of China from an independent third party at a consideration of its asset valuation (not exceeding RMB230,000,000) according to framework agreements signed in December 2007 and July 2008. Aquisition deposit with amount of RMB5,000,000 was paid in January 2008.

(b) Operating lease commitments

The Group leases various premises, offices and machinery and also lease out space in hotels under non-cancellable operating lease agreements. The rental revenue recognized and the lease expenditure expensed in the unaudited condensed consolidated interim income statement during the six months ended 30 June 2008 is disclosed in note 4(a) and 11, respectively.

Leases with different lessees and lessors are negotiated for terms ranging from 1 year to 20 years with different renewal options, escalation clauses and restrictions on subleasing. When certain rental receipts and lease payments of properties are based on the higher of minimum guaranteed rentals or revenue level based rentals, the minimum guaranteed rentals have been used to arrive at the commitments below.

The future aggregate minimum lease rentals receipts under non-cancellable operating leases are as follows:

	At 30 June 2008 *RMB'000*	At 31 December 2007 *RMB'000*
Not later than 1 year	**103,327**	101,004
Later than 1 year and not later than 5 years	**243,338**	240,002
Later than 5 years	**816,875**	793,302
	1,163,540	1,134,308

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	At 30 June 2008 *RMB'000*	At 31 December 2007 *RMB'000*
Not later than 1 year	**145,781**	135,080
Later than 1 year and not later than 5 years	**607,100**	551,127
Later than 5 years	**1,763,737**	1,654,669
	2,516,618	2,340,876

16 SIGNIFICANT RELATED PARTY TRANSACTIONS

(a) Related party transactions

The Group had the following significant related party transactions during six months ended 30 June 2008:

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Continuing:		
Transactions with Jin Jiang International		
— Provision of hotel services	133	1,074
— Provision of training services	6	5
— Sales of hotel supplies	593	355
	732	1,434
— Rental expenses paid	1,353	1,825
Transactions with subsidiaries of Jin Jiang International		
— Provision of hotel services	15,332	15,244
— Rental income received	399	374
— Provision of other services	1,462	1,294
	17,193	16,912
— Purchase of food and beverage	998	2,919
— Rental expenses paid	2,256	2,127
— Receipt of laundry services	1,628	1,432
— Receipt of other services	1,449	1,711
	6,331	8,189
Transactions with jointly controlled entities of the Group		
— Interest income received	467	1,788
— Sales of hotel supplies	2,833	5,173
— Management fees received	2,356	2,080
	5,656	9,041
— Interest expenses paid	694	146
— System management fee paid	1,937	1,468
	2,631	1,614

	Six months ended 30 June 2008 RMB'000	2007 RMB'000
Continuing:		
Transaction with associates of the Group		
— Rental income received	3,189	2,949
— Interest income received	3,439	2,858
— Management fees received	1,117	527
— Sales of hotel supplies	3,314	3,524
— Provision of training services	3	—
	11,062	9,858
— Purchase of food and beverage	240	416
— Interest expenses paid	314	54
	554	470
Transaction with companies with common directors		
— Management fees received	182	162
— Sales of hotel supplies	690	752
— Sales of food	2,786	—
	3,658	914
— Purchase of food and beverage	2,735	2,657

(b) Amount due from/to related party transactions

	At 30 June 2008 RMB'000	At 31 December 2007 RMB'000
Amounts due from related parties *(note 6)*		
— Jin Jiang International	204	203
— Subsidiaries of Jin Jiang International	6,780	5,536
— Jointly controlled entities of the Group (i)	21,185	15,190
— Associates of the Group (ii)	136,883	107,729
— Companies with common directors	4,936	281
— A state-owned bank for disposal of investment in an associates	—	15,817
	169,988	144,756
Amounts due to related parties *(note 8)*		
— Jin Jiang International	6	2,532
— Subsidiaries of Jin Jiang International	5,445	3,696
— Jointly controlled entities of the Group (iii)	71,585	69,141
— Associates of the Group (iv)	12,457	13,083
— Companies with common directors	579	584
	90,072	89,036

(i) The balances include unsecured loans to jointly controlled entities of RMB13,760,000 as at 30 June 2008 (31 December 2007: RMB12,040,000) with effective interest rates of 6.12% (31 December 2007: 5.98%) per annum.

(ii) The balances include secured loans to associates of RMB82,500,000 as at 30 June 2008 (31 December 2007: RMB76,500,000) with effective interest rates of 6.62% (31 December 2007: 6.55%) per annum. The secured loans are either guaranteed by a third party company or pledged by associates' or third parties' properties.

(iii) The balances include deposits from jointly controlled entities of RMB70,327,000 as at 30 June 2008 (31 December 2007: RMB68,754,000) with the effective interest rates of 2.85% (31 December 2007: 2.74%) per annum.

(iv) The balances include deposits from associates of RMB12,276,000 as at 30 June 2008 (31 December 2007: RMB13,003,000) with the interest rates of 0.72% (31 December 2007: 0.72%) per annum.

Other than disclosed above, balances with related parties are all unsecured and interest free.

(c) Key management compensation

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Salary and other allowances	**1,276**	1,307
Discretionary bonus	**457**	427
Retirement scheme contributions	**96**	85
	1,829	1,819

(d) Additional financial information on other state-owned enterprises

The Company is controlled by Jin Jiang International, and is ultimately controlled by Mainland China government, which also controls a significant portion of the productive assets and entities in Mainland China, in accordance with Hong Kong Accounting Standard 24 "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than Jin Jiang International and fellow subsidiaries, are also defined as related parties of the Company ("other state-owned enterprises").

In the Hotel Related Businesses, the Group is likely to have extensive transactions with the employees of other state-owned enterprises while such employees are on corporate business as well as management personnel and their close family members. These transactions are carried out on terms that are consistently applied to all customers and are made on a cash basis. Due to the vast volume and the pervasiveness of the Group's retail transactions in the hotel businesses, the Group is unable to determine the aggregate amount of such transactions for disclosure. Therefore, the information disclosed below does not include the retail sales to such related parties. Management believes that meaningful information relative to related party balances and transactions have been adequately disclosed.

(i) Summary of significant transactions with other state-owned enterprises

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Interest income from state-owned banks	**8,708**	19,419
Interest expenses to state-owned banks	**19,467**	40,552

(ii) Balances with other state-owned enterprises

	At 30 June 2008 *RMB'000*	At 31 December 2007 *RMB'000*
Bank deposits in state-owned banks [1]	**1,046,444**	1,514,621
Amount due from a state-owned bank for a disposal of an investment in associates	**—**	15,847
Bank borrowings from state-owned banks *(note 9)*	**454,186**	501,968

[1] The weighted average effective interest rates on bank deposits to state-owned banks with maturities ranging from 7 days to 360 days, were 3.39% (31 December 2007: 4.07%) per annum.

17 EVENTS AFTER THE BALANCE SHEET DATE

Significant decrease in fair value of available-for-sale financial assets

With the significant decrease of the market prices of the listed equity investments held by the Group subsequent to the balance sheet date, the relevant fair value of available-for-sale financial assets as at 30 June 2008 decreased by RMB555,103,000 and the corresponding equity attributable to the shareholders of the Company decreased by RMB211,740,000 based on the market prices as at 28 August 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

Operation review

During the Period, China's tourism and hotel industries were confronted with new challenges arising from the slowdown of the global economy triggered by the US subprime mortgage crisis, the exceptionally severe snowstorms in the central and southern regions of China and the "5.12" Wenchuan earthquake. Nevertheless, the Group achieved stable development in its various businesses including Star-rated hotel operations, Jin Jiang Inn Budget Hotels, Star-rated hotel management and food and restaurants during the Period thanks to a diversified portfolio of assets and good operations management. During the Period, the revenue for the Group amounted to approximately RMB1,657,302,000 and profit attributable to the shareholders of the Company amounted to approximately RMB177,459,000, representing growth of 11.7% and decline of 39.8% respectively over the same period last year. Excluding one-off gain from the disposal of shares (for the Period: RMB46,432,000; same period in 2007: RMB208,681,000), operating profit was approximately RMB271,012,000, increased by 9.85% against same period in 2007.

In terms of business expansion, as at 30 June 2008, the Company held or managed 423 hotels with close to 75,000 rooms either in operation or under development, spreading across 109 cities in 31 provinces, autonomous regions and municipalities in China. The Group remains as the leading hotel group in the PRC in terms of the number of hotel rooms offered. Furthermore, the Group's international profile was enhanced during the Beijing Olympic Games as 5 luxury Star-rated hotels in Beijing managed by the Group entered into Olympics Accommodation Agreements for the Beijing Olympic Games, while Huating Hotel & Towers was appointed as a designated hotel for official guest reception in the Shanghai Games Zone.

The Group collected a number of awards during the Period. According to the latest ranking of global hotel groups announced by the HOTELS Magazine (the official publication of The International Hotel & Restaurant Association) in July 2008, the Group ranked 17th in the world in terms of the number of hotel rooms. We also headed the list of "Hotels China Award 2008, Hotel Corporate Top 10" as announced by the Chinese edition of the HOTELS Magazine. Meanwhile, Jin Jiang Inn ranked 1st in "Hotels China Award 2008, Budget Hotel Top 10". Chinoise Story was included in "Hotels China Award 2008, Hotel Restaurant Top 10". Meanwhile, in the 5th "Golden Pillow Award for PRC Hotels", Jin Jiang Hotel Management was given the special honor of being the 2008 China's Most Investment-worthy Domestic Hotel Management Company. In the 12th "Forbidden City Trophy for Tourism in Beijing" contest, Kunlun Hotel was awarded the "Forbidden City Trophy for Tourism in Beijing" on a permanent basis. These honors and awards underline the broad recognition which the Group enjoys at home and abroad, both as a hotel operator and a hotel manager.

Star-rated hotel operation

Star-rated hotel operation is one of the major sources of revenue for the Group and Shanghai is the base of the Group's business where over 80% of our self-managed Star-rated hotels are located. As the growth in the number of foreign visitors slowed down coupled with a fast growing supply of luxury Star-rated hotels in Shanghai, the average Occupancy Rate and ADR of our Star-rated hotels in Shanghai suffered a setback in varying degrees during the Period. During the Period, Star-rated hotels contributed approximately RMB1,162,362,000 to the Group's revenue, which remained largely unchanged compared to the same period last year.

Amid the increasingly intense market competition leading to lower Occupancy Rates, room rates for the Group's Star-rated hotels in Shanghai nonetheless remained steady. Kunlun Hotel, Sofitel Hyland, Park Hotel, Metropole Hotel and New Garden Hotel all reported stable turnover growth.

The overall refurbishment of Peace Hotel which commenced during the first half of 2007 continued to progress according to schedule. As Peace Hotel is a national historic monument subject to protection, the process of feasibility propositions and approval procedures relating to the refurbishment were more complicated than they would have been otherwise.

Completion of renovations on 21 guest-room floors at Jin Jiang Tower has significantly improved guest room amenities. The renovation work on the remaining floors is scheduled for completion by the end of 2008.

Energy conservation continued to be on top of the Group's agenda as we actively employed energy-saving technologies to advance the building of green hotels in an orderly fashion. During the Period, Huating Hotel & Towers was named a "Golden-Leaf Grade Green Tourist Hotel" by the National Tourist Hotels Star-rating Accreditation Committee, while Metropole Hotel and Pacific Hotel were each named a "Silver-Leaf Grade Green Tourist Hotel" by the Shanghai Tourist Hotels Star-rating Accreditation Committee.

Jin Jiang Inn Budget Hotels

Jin Jiang Inn Budget Hotels remain a main focus of the Company's business development. The business of Jin Jiang Inn Budget Hotels comprise mainly the operation of Jin Jiang Inn Budget Hotels on leased properties, the grant of franchises of the brand of Jin Jiang Inn to third party hotel owners and the development of budget hotels on the Group's own properties.

Jin Jiang Inn Budget Hotels continued to achieve stable growth during the Period, recording revenue of approximately RMB443,732,000 for a 59.0% growth over the same period last year. During the Period, Jin Jiang Inn entered into agreements for the development of 7 budget hotels and 32 franchised budget hotels, while 43 new Jin Jiang Inn Budget Hotels commenced operations, comprising 18 self-managed hotels and 25 franchised hotels. As at 30 June 2008, there were a total of 319 Jin Jiang Inn Budget Hotels either in operation or under development offering an aggregate total of 43,000 rooms, of which 203 Jin Jiang Inn Budget Hotels were in operation, and 195 franchised hotels of Jin Jiang Inn Budget Hotels were either in operation or under development, accounting for 61% of the total number of Jin Jiang Budget Inn Hotels of the Group.

During the Period, Jin Jiang Inn Budget Hotels also enhanced various marketing systems to further our marketing capabilities. The improvements include enhancing the centralized reservation system, expanding the capacity of the reservation centre, improving e-commerce services and launching the online payment function of the Jin Jiang Inn website, resulting in an increase in the number of reservations made online. Meanwhile, Jin Jiang Inn continued to vigorously develop its club membership and as at 30 June 2008, there were over 400,000 registered members.

In terms of management structure, Jin Jiang Inn Budget Hotels refined its business flow, enhanced its organisation structure and simplified its staff structure which enabled Jin Jiang Inn Budget Hotels to reduce the labour cost ratio by about 2% against same period last year, thus significantly enhancing management and economic efficiency.

Star-rated hotel management

During the Period, Jin Jiang Hotel Management managed 99 Star-rated hotels with a total of over 29,000 rooms, of which 71 hotels are owned by third-parties but managed by the Group.

For online sales, Jin Jiang Hotel Management continued to develop and improve the JREZ system. Bookings for over 54,000 room nights were received during the Period, an increase of 129% against same period last year. Referrals through the international distribution system (IDS) and the global distribution system (GDS) accounted for 61% of the patrons.

Northern Company, a subsidiary of the Jin Jiang Hotel Management was appointed to manage the Beijing Olympics Media Villages. Its effective management was generally praised, further enhancing the international profile of the Group.

Food and restaurants

During the Period, the Group's various brands of restaurant chains held through Jin Jiang Hotels Development continued to enjoy stable growth. As at 30 June 2008, Shanghai KFC had a total of 221 outlets, 12 more than it had as at the end of 2007, enjoying steady growth in revenue and profit and maintaining its leading position in Shanghai's fast food market. Café de Coral, New Asia Snacks, Yoshinoya and Jing An Bakery had 6, 66, 16 and 68 outlets respectively. Chinoise Story operated two restaurants at Jin Jiang Hotel and Wuhan Jin Jiang.

FINANCIAL REVIEW

Turnover

The Group's financial information for the Period against same period in 2007 is set out as below:

	Six months ended 30 June 2008		Six months ended 30 June 2007	
	RMB million	***Percentage of Turnover***	*RMB million*	*Percentage of Turnover*
Star-rated hotel operation	**1,162.4**	**70.1%**	1,162.9	78.4%
Jin Jiang Inn Budget Hotels	**443.7**	**26.8%**	279.2	18.8%
Star-rated hotel management	**26.9**	**1.6%**	22.6	1.5%
Food and restaurants	**9.4**	**0.6%**	4.2	0.3%
Others	**14.9**	**0.9%**	14.9	1.0%
Total	**1,657.3**	**100.0%**	1,483.8	100.0%

Star-rated hotel operation

The following table sets out the Group's turnover attributable to the Group's Star-rated hotel operation analysed by different business for the Period against same period in 2007:

	Six months ended 30 June 2008		Six months ended 30 June 2007	
	RMB million	***Percentage of Turnover***	*RMB million*	*Percentage of Turnover*
Accommodation revenue	**624.6**	**53.7%**	668.9	57.5%
Food and beverage sales	**382.3**	**32.9%**	351.6	30.2%
Rendering of ancillary services	**58.4**	**5.0%**	62.9	5.4%
Rental revenue	**71.6**	**6.2%**	57.9	5.0%
Sales of hotel supplies	**25.5**	**2.2%**	21.6	1.9%
Total	**1,162.4**	**100.0%**	1,162.9	100.0%

Accommodation revenue

Accommodation revenue was mainly determined by the number of Available Rooms, Occupancy Rate and ADR of the Group's Star-rated hotels. The accommodation revenue of Star-rated hotel operation for the Period was approximately RMB624,585,000, representing a decrease of 6.6% compared to the same period in 2007. The main factors which affected accommodation revenue during the Period were:

(i) Kunlun Hotel benefited from the Beijing Olympic Games as Occupancy Rate for the Period increased significantly to approximately 81%. ADR also increased by 11.2%. As a result, accommodation revenue increased by approximately RMB12,403,000.

(ii) Wuhan Jin Jiang contributed RMB14,306,000 in net increase of accommodation revenue for the Period, following its commencement of operations in July 2007.

(iii) Peace Hotel and Peace Palace Hotel recorded accommodation revenue for the period from January to April 2007 before its suspension for refurbishment. Accommodation revenue decreased by RMB9,665,000 and RMB5,403,000, respectively, against same period last year as the hotels were closed down for refurbishment since April 2007.

(iv) The Group's Star-rated hotel guests generally reduced in the wake of the "5.12" Wenchuan earthquake and adverse climate in central-southern regions caused by snowstorm.

Food and beverage sales

The Group's food and beverage sales primarily comprise catering for weddings and conferences, room services for guests and other sales in bars and restaurants. As the cost of utilities, labour and raw materials increased during the Period, menu and banquet prices were accordingly adjusted upwards. The substantial increase in food and beverage sales of Kunlun Hotel and the commencement of operations of Wuhan Jin Jiang during the Period contributed to an increase in revenue of approximately RMB7,473,000 and RMB5,514,000 respectively compared to the same period last year. The revenue from food and beverages sales at Peace Hotel and Peace Palace Hotel reported a decrease of approximately RMB10,022,000 as the two hotels were under refurbishment during the Period. As a result of these factors, the revenue from food and beverages sales at Star-rated hotels amounted to approximately RMB382,280,000, representing an increase of 8.7% against the same period last year.

Rendering of ancillary services

The revenue from rendering of ancillary services mainly represents the turnover generated from gift shop, entertainment, laundry services and other guest services. During the Period, affected by the decrease in Star-rated hotel patrons, the revenue from ancillary services decreased by approximately RMB4,622,000 or 7.3% against same period in 2007.

Rental revenue

Turnover was mainly generated from the leasing of space at the Group's Star-rated hotels for shops, showcase and other purposes. The increase of approximately RMB13,725,000 or 23.7% against same period in 2007 was mainly attributable to an increase of RMB10,081,000 in rental revenue received by Peace Palace Hotel, increased rent of other Star-rated hotels and the entering into of new lease agreements during the Period.

Sales of hotel supplies

Turnover from sales of hotel supplies increased by approximately RMB3,921,000, or 18.2% against the same period in 2007. The growth was mainly attributable to stronger sales in tandem with an increase in the number of new franchised Jin Jiang Inn Budget Hotels during the Period.

Jin Jiang Inn Budget Hotels

ADR and Occupancy Rate of budget hotels were relatively stable as compared to Star-rated hotels. Turnover of Jin Jiang Inn Budget Hotels for the Period amounted to approximately RMB443,732,000, an increase of approximately RMB164,632,000 or 59.0% against same period last year. The increase was mainly attributable to the increase in Available Rooms from the new self-managed Jin Jiang Inn Budget Hotels opened during the Period as well as the

increase in initial franchise fees and ongoing franchise fees. During the Period, initial and ongoing franchise fees income amounted to approximately RMB28,604,000, representing an approximately 71.3% growth against the same period in 2007.

Star-rated Hotel Management

The external sales of Star-rated hotel management for the Period amounted to approximately RMB26,866,000, or increased by approximately 18.7% against same period last year. Such sales represented mainly the management fee received from hotel management services provided to Star-rated hotels not owned by the Group, including newly added managed hotels through Northern Company.

Food and restaurants operation and others

Revenue from the food and restaurant operation and others are mainly derived from Chinoise Story and Shanghai New Asia Food Company Limited. During the Period, revenue from the food and restaurant operations amounted to approximately RMB9,381,000, an increase of approximately 120.8% against same period in 2007. The increase was mainly attributable to the commencement of operation of Chinoise Story in Wuhan Jin Jiang, contributing approximately RMB4,105,000.

The Group also engaged in other businesses, including the provision of intra-group financial services through Jin Jiang International Finance and the operation of training schools. During the Period, revenue from such other businesses amounted to approximately RMB14,961,000, a slight growth against the same period in 2007.

Cost of sales

Cost of sales for the Period amounted to approximately RMB1,128,933,000, increased by approximately 18.7% against same period in 2007. As labour, utilities and food prices increase, the cost of sales had also risen accordingly. Nonetheless, Jin Jiang Inn Budget Hotels reported slight decreases in its utilities cost ratio and labour cost ratio compared to the same period last year.

Gross profit

For the above reasons, the Group recorded a gross profit of approximately RMB528,369,000 for the Period, a decrease of approximately RMB4,155,000 or 0.8% against the same period in 2007.

Other income

Other income for the Period including dividend income received from Suzhou, Wuxi and Hangzhou KFCs, amounted to approximately RMB155,010,000 (same period in 2007: approximately RMB267,127,000). During the Period, the Group generated a gain of approximately RMB46,432,000 (same period in 2007: RMB166,260,000) from the disposal of shares in Shanghai Pudong Development Bank. The Group also generated a gain of approximately RMB42,421,000 from the disposal of other available-for-sale financial assets during the same period in 2007. As a result, other income for the Period decreased by approximately RMB112,117,000 against the same period in 2007.

Selling and marketing expenses for the Period, comprising mainly labour costs, travel agents commission and advertising expenses, amounted to approximately RMB73,600,000 (same period in 2007: approximately RMB77,603,000), representing a decrease of approximately 5.2%.

Administrative expenses

Administrative expenses for the Period amounted to approximately RMB277,942,000 (same period in 2007: approximately RMB253,802,000), or increased by approximately 9.5% mainly reflecting the administrative expenses attributable to the new outlets of Jin Jiang Inn Budget Hotels which commenced operations during the Period and the second half of 2007 and Wuhan Jin Jiang.

Other expenses

Other expenses for the Period consisted primarily of bank charges and losses from the disposal of property, plant and equipment, amounting to approximately RMB14,393,000 (same period in 2007: approximately RMB12,848,000), increased by approximately 12.0%. The growth was mainly attributable to increased bank charges of approximately RMB1,700,000.

Finance cost

Finance cost comprising interest expenses in respect of the Group's bank borrowings for the Period amounted to approximately RMB19,486,000 (same period in 2007: approximately RMB67,344,000), decreased by approximately 71.1%. The decrease was mainly attributable to the repayment of bank borrowings using IPO Proceeds during the period from April to June 2007, resulting in a year-on-year reduction in interest expenses. In addition, a foreign exchange loss of approximately RMB34,600,000 was recorded for the same period last year in respect of foreign currency amounts in the issue proceeds of the initial public offer of the Company.

Share of results of associates

Share of results of associates included primarily results of the Group's associate Shanghai KFC and The Yangtze Hotel Limited. Share of results of associates for the Period decreased by 3.6% to approximately RMB41,716,000 (same period in 2007: approximately RMB43,276,000). The decline was mainly attributable to the decrease in attributable profit from Jin Jiang Nanjing Hotel, Jin Jiang Wuxi Hotel and Zhongya Hotel by approximately RMB1,910,000, RMB1,760,000 and RMB2,505,000, respectively and an increase by approximately RMB4,030,000 from Shanghai KFC against the same period last year.

Taxation

The effective tax rate for the Period was approximately 18.7% (same period in 2007: approximately 8.8%). The effective tax rates for the Period was lower than the statutory tax rates mainly because of the increase in tax-exempted dividend income during the Period. Lower tax rates for 2007 were mainly attributable to the substantial decrease in income tax expense since the Group had adjusted its deferred income tax assets and liabilities in accordance with the applicable tax rates under the new Corporate Income Tax Law of PRC promulgated in March 2007.

Net profit

As a result of the factors described above, profit for the Period attributable to the shareholders of the Company was approximately RMB177,459,000 (same period in 2007: approximately RMB294,712,000), decreasing by approximately RMB117,253,000 or 39.8% against the same period in 2007.

Pledge of assets

As at 30 June 2008, property, plant and equipment of the Group with net book amount of approximately RMB336,961,000 were pledged to banks as security for the Group's borrowings.

Gearing ratio

The gearing ratio (calculated as total liabilities divided by total assets) decreased from about 21.2% as at 31 December 2007 to about 19.1% as at 30 June 2008.

GROUP LIABILITIES AND FINANCIAL CONDITIONS

Outstanding borrowings as at 30 June 2008 are analysed as follows:

	Maturity of contracted borrowings outstanding at 30 June 2008				
(RMB'000)	**Within 1 year**	**Between 1 and 2 years**	**Between 2 and 5 years**	**Over 5 years**	**Total**
Borrowings					
Bank borrowings *(RMB)*	81,000	150,000	165,750	30,000	426,750
Bank borrowings *(US$)*	—	27,436	—	—	27,436
Total	81,000	177,436	165,750	30,000	454,186

Note: Of the total amount of borrowings, unsecured borrowings accounted for approximately RMB202,436,000 or approximately 44.57%, and secured borrowings accounted for approximately RMB251,750,000 or approximately 55.43%. RMB borrowings accounted for approximately 426,750,000 or approximately 93.96%, and US$ borrowings accounted for approximately US$4,000,000 (equivalent to approximately RMB27,436,000) or approximately 6.04%.

TREASURY MANAGEMENT

a) Cash and cash equivalents

Cash and cash equivalents as at 30 June 2008 and 31 December 2007 were approximately RMB1,405,388,000 and approximately RMB1,943,291,000 respectively, decreased by 27.7%.

b) Interest rate risk management

The interest rates for a majority of the Group's borrowings are set at the rate lower than the benchmark borrowing interest rate published by the People's Bank of China, thereby lowering interest expenses.

Jin Jiang International Finance, a subsidiary of the Company, acts as a non-banking financial institution within the Group. In order to centralise the cash resources and improve the efficiency of the fund, the subsidiaries, jointly controlled entities and associates of the Company deposit most of their working capital and surplus funds in their accounts with Jin Jiang International Finance and seek financing from Jin Jiang International Finance as first priority in case of fund shortage. As a result, the Group's interest expenses of external bank borrowings are minimized.

c) **Foreign exchange rate risk management**

The Group's income and expenditure items were generally settled in RMB, and most bank borrowings of the Group were denominated in RMB. As at 30 June 2008, bank borrowings dominated in RMB amounted to approximately RMB426,750,000, accounting for approximately 93.96% of the Group's borrowing portfolio. Bank borrowings dominated in US$ amounted to US$4,000,000 (equivalent to approximately RMB27,436,000).

The Company currently does not use, but will continue to actively consider the use of relevant financial instruments for hedging purpose to manage interest rate risks and currency risks in line with its business development.

d) **Surplus funds management**

In order to increase interests accruing on their cash deposits, the Company's subsidiaries, Peace Hotel, Cypress Hotel, Y.M.C.A Hotel, the Company's branch Jin Jiang Tower and the Company purchased structured deposit products using unutilised IPO Proceeds and surplus funds. The interest rates of these structured deposit products were higher than the call deposit interest rates.

AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group will continue to dispose of its available-for-sale financial assets. During the Period, 1,843,000 shares in Shanghai Pudong Development Bank were disposed, realising a gain of approximately RMB46,432,000. Net gain after deducting income tax expense and minority interests amounted to approximately RMB31,210,000.

As at 30 June 2008, available-for-sale financial assets held by the Group comprise 4,559,985 shares in Shanghai Pudong Development Bank (Stock code: 600000.SH) and 13,148,849 shares in Shenzhen Catic Real Estate Co. Ltd. (Stock code: 000043.SZ). Majority-owned subsidiary Jin Jiang Hotels Development held 100,637,463 shares in Changjiang Securities Co. Ltd. (Stock code: 000783.SZ) and 1,000,000 shares in China Quanjude (Group) Co. Ltd. (Stock code: 002186.SZ).

HUMAN RESOURCES AND TRAINING

During the Period, the Group improved its staff supplemental medical insurance system as it sought to fulfill requirements of the new Labour Contract Law in a flexible and orderly fashion. As at 30 June 2008, the Group had approximately 20,000 employees. Employee benefit expense for the Period was RMB484,646,000, representing an increase of 16.1% against the same period last year, which was RMB417,611,000. The remuneration package for existing employees comprises basic salary, discretionary bonus and social security

contributions. No share option scheme has been set up so far. The Company set remuneration for employees based on the respective employee's qualifications, experience and contribution.

SOCIAL RESPONSIBILITY

The Company has always pursued the cause of social welfare with strong enthusiasm and actively participated in community service. We felt compelled to support the emergency relief efforts in the wake of the natural disasters which occurred in China during the Period. Employees of the Group engaged in concerted efforts in relief donations and fundraising in the aftermath of the "5.12" Wenchuan earthquake, culminating in an initial sum of donation of over RMB4,000,000, helping the victims in a practical manner to restore their homes.

To provide further assistance, Jin Jiang Hotel Management launched a charity fundraising campaign entitled "Compassion and Charity" (點燃激情、傳遞愛心) through its reservation website; while Jin Jiang Inn organised "Donations for Patronage" (您住店，我捐款).

FUTURE OUTLOOK

Looking to the second half of the year, the Group is committed to advancing business development on the back of its inherent advantages and prudent assessment of industry prospects, against the odds of rising costs for human resources, energy and raw material consumption as well as increased market supply and competition.

The Group will continue to advance its expansion plans for Jin Jiang Inn Budget Hotels, the total number of which is expected to increase to about 600 by 2010, by which time approximately 400 Jin Jiang Inn Budget Hotels will be in operation and about 200 will be under development. Meanwhile, the Group will allocate its existing funds as appropriate to support the layout of its hotel networks, investing in or acquiring Star-rated hotels as and when appropriate.

The Group will continue to strengthen its six major departments of information, finance, purchasing, marketing, human resources and management systems. Innovations will be explored in six aspects, namely business models, hotel networks, asset allocation, policies and systems, management and corporate culture. Core competitive advantages of Jin Jiang Hotels will be enhanced in terms of brand building, networking, human resources and management systems, so that it will develop into a leading hotel operator and manager in China with international competitive advantages.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the Period. The Directors do not expect any waiver of future dividends by any shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES

During the Period, neither the Company nor any of its subsidiaries had purchased, redeemed or sold any of its listed securities.

The Company has established an audit committee, the principal duty of which is to review the financial controls, internal controls and risk management system of the Company. The audit committee comprises three independent non-executive directors, namely, Mr. Xia Dawei (chairman), Mr. Sun Dajian and Mr. Yang Menghua.

Audit committee meetings were held on 16 April 2008 and 27 August 2008 respectively. The consolidated financial statements for the year ended 31 December 2007 and the unaudited condensed consolidated interim financial statements of the Group for the Period were respectively reviewed at such meetings and the audit committee agrees with the accounting treatment adopted by the Company.

SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the Company's code regarding Directors' and Supervisors' securities transactions. Every Director and Supervisor at the time of appointment was given a copy of the Model Code. The Company confirms, having made specific enquiries with all Directors and Supervisors, that for the Period, its Directors and Supervisors have complied with the requirements relating to Directors' and Supervisors' dealing in securities as set out in the Model Code.

COMPLIANCE WITH THE CG CODE IN APPENDIX 14 TO THE LISTING RULES

The Board is pleased to confirm that the Group has complied with the code provisions of the CG Code at all times during the Period.

INTERIM REPORT

The interim report for the Period containing information required by Appendix 16 to the Listing Rules will be sent to the shareholders and posted on the websites of the Stock Exchange and the Company (http://www.jinjianghotels.com.cn) in due course.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"ADR"	room revenue divided by rooms in use
"Available Rooms"	number of rooms available of each hotel after deducting Permanent House Use
"Beijing Olympic Games"	the 29th Olympic Games hosted by Beijing
"CG Code"	the Code on Corporate Governance Practices in Appendix 14 to the Listing Rules

"Commercial Hotels"	hotels in which the Group holds Hotel Interests or which are owned by the third parties but managed by the Group, which have obtained or are expected to obtain 3-star or 2-star ratings (excluding Jin Jiang Pacific Hotel, New Asia Hotel and Metropole Hotel which are categorized as Landmark Hotels of the Group and other 3-star and 2-star hotels managed by Jin Jiang Inn), according to the criteria set by the Group
"Company"	Shanghai Jin Jiang International Hotels (Group) Company Limited
"Cypress Hotel"	a hotel operated by 上海龍柏飯店有限公司 (Cypress Hotel Company Limited) under the trade names of 龍柏飯店 and/or Cypress Hotel
"Director(s)"	the director(s) of the Company
"Franchisee(s)"	third parties who have entered into franchise agreement(s) with the Group for the licence to use the Jin Jiang trademark or Jin Jiang Inn trademarks
"Galaxy Hotel"	a hotel operated by Shanghai Galaxy Hotel Company Limited under the trade names of 銀河賓館 and/or Galaxy Hotel
"Group"	the Company and its subsidiaries or, where the context so requires, in respect of the period prior to the date of incorporation of the Company, those entities and businesses which were contributed to and operated by the Company upon its establishment
"H shares"	H shares of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are associated companies, jointly controlled entities or subsidiaries of the Company
"IPO Proceeds"	proceeds from the Hong Kong public offering and the International Placing as defined in the Prospectus
"Jin Jiang Hotel"	a hotel operated by Jin Jiang Hotel Company Limited under the trade names of 錦江飯店 and/or Jin Jiang Hotel
"Jin Jiang Hotels Development"	Shanghai Jin Jiang International Hotels Development Company Limited
"Jin Jiang Hotel Management"	錦江國際酒店管理有限公司 Jin Jiang International Hotel Management Company Limited, a limited liability company incorporated in the PRC, which is wholly owned by Jin Jiang Hotels Development
"Jin Jiang Inn"	Jin Jiang Inn Company Limited
"Jin Jiang Inn Budget Hotels"	budget hotels in which the Group holds Substantial Hotel Interests and managed by Jin Jiang Inn, or which are owned by third parties to which Jin Jiang Inn has granted a franchise, most of which are operating under the trademarks of 锦江之星 and Ji INN

"Jin Jiang International Finance"	Jin Jiang International Finance Company Limited, a limited liability company incorporated in the PRC in which the Company holds a 90% interest and in which Jin Jiang Hotel Company Limited holds a 10% interest
"Jin Jiang Nanjing Hotel"	a hotel operated by 江蘇錦江南京飯店有限公司 under the trade names of 江蘇錦江南京飯店 and/or Jin Jiang Nanjing Hotel
"Jin Jiang Pacific Hotel"	a hotel operated by 上海錦江金門大酒店有限公司 (Shanghai Jin Jiang Pacific Hotel Company Limited) under the trade names of 錦江金門大酒店 (Jin Jiang Pacific Hotel)
"Jin Jiang Tower"	a hotel operated by 上海錦江國際酒店（集團）股份有限公司新錦江大酒店 (Jin Jiang Tower of Shanghai Jin Jiang International Hotels (Group) Company Limited) under the trade names of 新錦江大酒店 and/or Jin Jiang Tower
"Jin Jiang Wuxi Hotel"	a hotel operated by 無錫錦江大酒店有限公司 under the trade names of 無錫錦江大酒店 and/or Wuxi Jin Jiang Grand Hotel
"Jiu Long Hotel"	a hotel operated by 上海九龍賓館有限公司 under the trade names of 九龍賓館 and/or Jiu Long Hotel
"JREZ"	the Jin Jiang Reservation System
"Kunlun Hotel"	a hotel operated by 北京崑崙飯店有限公司 (Beijing Kunlun Hotel Company Limited) under the trade names of 崑崙飯店 and/or Kunlun Hotel
"Landmark Hotels"	Jin Jiang Hotel, Peace Hotel, Park Hotel, Metropole Hotel, New Asia Hotel and Jin Jiang Pacific Hotel
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Luxury Hotels"	hotels in which the Group holds Hotel Interests or which are owned by third parties but managed by the Group which have obtained or are expected to obtain 5-star or 4-star ratings (excluding Jin Jiang Hotel, Peace Hotel and Park Hotel, which are categorised as Landmark Hotels), according to the criteria set by the Group
"Metropole Hotel"	a hotel operated by 上海錦江國際酒店發展股份有限公司新城飯店 (Shanghai Jin Jiang International Hotels Development Company Limited Metropole Hotel) under the trade names of 新城飯店 and/or Metropole Hotel
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules
"New Asia Café de Coral"	Shanghai New Asia Café de Coral Company Limited, a limited liability company held 50% by the Group and 50% by Grand Regent China Limited

"New Asia Hotel"	a hotel operated by 上海錦江國際酒店發展股份有限公司新亞大酒店 (Shanghai Jin Jiang International Hotels Development Company Limited New Asia Hotel) under the trade names of 新亞大酒店 and/or New Asia Hotel
"New Asia Plaza Great Wall Hotel"	Shanghai New Asia Plaza Great Wall Hotel Company Limited
"New Garden Hotel"	a hotel operated by 上海新苑賓館 (Shanghai New Garden Hotel) under the trade names of 新苑賓館 and/or New Garden Hotel
"Northern Company"	Jin Jiang (Northern) Management Company Limited
"Occupancy Rate"	rooms in use divided by Available Rooms for a given period
"Olympics Accommodation Agreements"	《奧運會住宿招待服務協議》 (Olympics accommodation service agreement) entered into between a hotel and The Beijing Organizing Committee for the 29th Olympic Games
"Park Hotel"	a hotel operated by 上海錦江國際飯店有限公司 (Shanghai Jin Jiang Park Hotel Company Limited) under the trade names of 國際飯店 and/or Park Hotel
"Peace Hotel"	a hotel operated by Shanghai Peace Hotel Company Limited under the trade name of 和平飯店
"Peace Palace Hotel"	a hotel operated by Peace Palace Hotel Shanghai Jin Jiang International Hotels (Group) Company Limited under the trade name of 和平滙中飯店
"Period"	the six months ended 30 June 2008
"Permanent House Use"	guestrooms which have been removed from the saleable inventory for a period longer than six months
"PRC" or "China"	the People's Republic of China, excluding, for the purposes of this interim report only, Hong Kong, Macau and Taiwan
"Prospectus"	the prospectus issued by the Company on 30 November 2006
"Rainbow Hotel"	a hotel operated by Shanghai Rainbow Hotel Company Limited under the trade name of 虹橋賓館
"RevPAR"	room revenue per Available Room
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shanghai KFC"	Shanghai Kentucky Fried Chicken Company Limited, incorporated in PRC with limited liability, 49% owned by Jin Jiang Hotels Development as at the date of this report
"Sofitel Hyland"	a hotel operated by 上海海侖賓館有限公司 (Sofitel Hyland Shanghai) under the trade names of 海侖賓館 and/or Sofitel Hyland Shanghai

"Star-rating" or "Star-rated"	number of star(s) conferred by the National Tourism Administration of the PRC to a hotel according to the Star-rating Standard Manual and a Star-rated hotel refers to a hotel with Star-rating conferred as mentioned above
"Star-Rating Standard Manual"	the star-rating standard for tourist hotels published by the National Tourism Administration of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are jointly controlled entities or subsidiaries of the Company
"Supervisor(s)"	the members of the supervisory committee of the Company
"Suzhou, Wuxi and Hangzhou KFCs"	Suzhou Kentucky Fried Chicken Company Limited, Wuxi Kentucky Fried Chicken Company Limited, and Hangzhou Kentucky Fried Chicken Company Limited
"Total number of room"	number of available rooms per hotel
"Wuhan Jin Jiang"	Wuhan Jin Jiang International Hotel, a hotel operated by Wuhan Jin Jiang International Hotel Company Limited under the trade names of 武漢錦江國際大酒店 and/or Wuhan Jin Jiang International Hotel
"Zhongya Hotel"	a hotel operated by 上海中亞飯店有限公司 under the trade names of 中亞飯店 and/or Zhongya Hotel
"Y.M.C.A Hotel"	a hotel operated by 上海錦江青年會賓館有限公司 (Y.M.C.A Hotel Company Limited) under the trade names of 上海錦江青年會賓館 and/or Y.M.C.A Hotel

By order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited*
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China,
29 August 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END